December 7, 2004

Mail Stop 0409


James J. Bowes, Esq.
Liberty Property Trust
65 Valley Stream Parkway
Malvern, Pennsylvania 19355

Re:	Liberty Property Trust
      Form S-3
      Registration No. 333-120692
      Filed on November 23, 2004


Dear Mr. Bowes:

      This is to advise you that we have performed a limited review of the above registration statement and have the following comments:

General

1. Please include a description of each type of security being registered.

2. We note on page 1 of the prospectus that you disclose the allocation of the securities between debt and equity. However, you do not disclose this allocation in the fee table. Please revise the registration statement to provide consistent disclosure.

Exhibits, page II-2

3. Please file a copy of an indenture as an exhibit. Refer to Item
601(b)(4)(iv) of Regulation S-K. This exhibit should include or be accompanied by a reasonably itemized and informative table of contents; and a cross-reference sheet showing the location in the indenture of the provisions inserted pursuant to sections 310 through
318(a) inclusive of the Trust Indenture Act of 1939.

	Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call David H. Roberts at (202)
942-
2811 or the undersigned at (202) 942-1960.


      Sincerely,



Karen J. Garnett
Assistant Director


cc:	Justin W. Chairman, Esq. (via facsimile)
	Morgan, Lewis & Bockius LLP

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